Exhibit 10.1

August 19, 2013

Ms. Susan K. Carter
[Address Redacted]

Dear Susan:
I am pleased to present you with an offer of employment to join Ingersoll Rand as Senior Vice President and Chief Financial Officer (“CFO”) reporting to me. This position will be located in Davidson, North Carolina. Your start date will be September 23, 2013. In addition, it is my recommendation that you will become an Officer of Ingersoll-Rand plc (the “Company”) which will be considered by the Board of Directors on October 1, 2013. I look forward to your acceptance of this offer and becoming a part of our Executive Leadership Team.

1.
Your base salary will be set at an annual rate of $635,000 (Six Hundred and Thirty Five Thousand U.S. dollars) paid monthly. You will be eligible for merit increase consideration during the annual merit increase cycle that will occur in April 2014.

2.
This position is “incentive eligible,” which means you will participate in the Annual Incentive Matrix (“AIM”) Program. Your annual opportunity is targeted at 100% of your base salary or $635,000. The actual award that you may receive can range from 0% to 200% of the targeted amount depending upon your performance and the performance of the Company. For your reference, information related to the Ingersoll Rand 2013 AIM program is attached (Attachment #1: 2013 AIM Program).

In 2013, you will participate in the AIM program on a pro-rated basis. Based on a September 23, 2013 start date, your 2013 AIM target will be $175,000 ($635,000 x 27.4%). The actual award that you may receive can range from 0% to 200% of the targeted amount depending upon your performance and the performance of the Company.

3.
You will be eligible to receive equity awards under the 2013 Incentive Stock Plan (“ISP”) as administered by the Compensation Committee (“Committee”) of the Company's Board of Directors. Your annual opportunity is targeted at a value equal to $950,000 based on the Fair Market Value (“FMV”) of the Company's ordinary shares on the date the Committee approves the award. At this time, the awards are divided equally, with half of the value or $475,000 awarded in stock options and the other half of the value or $475,000 awarded in Restricted Stock Units (“RSUs”). Your first grant will be awarded in February 2014. Stock option and RSU awards generally vest ratably, one third each year, over three years from the date of grant. Annual equity grants are contingent on and variable with your sustained performance and demonstrated leadership potential.

4.
Starting with performance year 2014, you will become a participant in the Company's Performance Share Program (“PSP”). The PSP measures performance over a three-year period. Therefore, your first award would be settled in March 2017 (based on performance during the 2014 to 2016 measurement period). Awards are settled in ordinary shares of the Company. Your target number of units under the PSP will be set at a value equal to $950,000 based on the FMV of the Company's ordinary shares on the date the Committee grants the award. At this time, the actual number of Performance Share Units (“PSUs”) awarded will be based on Ingersoll Rand's Earnings per Share (“EPS”) growth and Total Shareholder Return (“TSR”) relative to the companies within the S&P 500 Industrial Index (during the 2014 to 2016 performance period). Based on performance, the number of shares earned can range from 0% to 200% of the target. PSP performance goals are subject to change for future performance periods at the discretion of the Committee. For your reference, information related to the Ingersoll Rand equity program is attached (Attachment #2: 2013 Long-term Incentive Program).

Participation in the PSP includes stock ownership requirements. You will be required to achieve a minimum level of 40,000 ordinary shares of the Company within a five-year period from the time of your first PSP grant. Detailed information regarding stock ownership requirements is described in Attachment #2.

When you consider each of the above items, your Total Annual Direct Compensation (“TDC”) target is $3,170,000.

5.	To offset the loss of compensation that will be forfeited from your current employer, you will receive the following sign-on awards:

•
Cash: Based on a projected loss of $515,648 from the 2013 annual incentive plan, you will be provided with a cash payment equal to $375,000. This payment, when combined with your prorated 2013 AIM target of $175,000, provides you with $550,000 in replacement value.

In addition, the $375,000 cash payment will be increased by $585,000 (total payment of $960,000) to also offset the value of the performance shares payment that you would have received in early 2014 (for the 2011 through 2013 cycle). This payment of $960,000 will be made to you in March 2014 (at the same time AIM payouts are made to other Officers of Ingersoll Rand). If you were to voluntarily terminate your employment within two years following your date of employment, the entire payment of $960,000 must be repaid to Ingersoll Rand.

•
Stock Options: To compensate you for the projected loss of $59,360 in stock option value, you will be granted 3,200 Ingersoll Rand stock options (estimated value of $60,000). These stock options will cliff vest three years from the date of grant and will be awarded to you at the first meeting of the Committee following your date of employment (which is scheduled for October 1, 2013).

•
PSUs: To help offset a portion of the remaining PSP value of $1,530,000 that you will forfeit ($765,000 from 2012 - 2014 cycle plus $765,000 from the 2013 - 2015 cycle), you will be provided with two additional PSU awards with a combined target value of $1,135,000:

▪
For the 2012 - 2014 Ingersoll Rand performance cycle which will be settled in March 2015, you will be provided with a prorated PSU award in the amount of $410,000 (which is 43% of your PSU target of $950,000).

▪
For the 2013 - 2015 Ingersoll Rand performance cycle which will be settled in March 2016, you will be provided with a prorated PSU award in the amount of $725,000 (which is 76% of your PSU target of $950,000).

Using the FMV of the Company's ordinary shares, these two additional PSU grants will be awarded to you at the first meeting of the Committee following your date of employment.

•
RSUs: Since the two additional sign-on PSU grants do not fully replace the remaining forfeited PSP value, you will be provided with 6,600 Ingersoll Rand RSUs (valued around $395,000). When you consider the two additional PSUs grants and the 6,600 RSUs, your forfeited PSU value should be replaced (1,135,000 + $395,000 = $1,530,000).

In addition, to compensate you for the projected loss of $488,000 in RSU value (14,921 RSUs times a stock price of $32.70), you will be provided with an additional 8,200 Ingersoll Rand RSUs (valued around $493,000).
In total, you will receive 14,800 Ingersoll Rand RSUs with a combined value of $888,000 ($395,000 + $493,000). These RSUs will cliff vest three years from the date of grant and will be awarded to you at the first meeting of the Committee following your date of employment.

6.
You will be eligible to participate in all applicable qualified and non-qualified employee benefit programs offered to Company salaried employees in accordance with the terms and conditions of those programs. Please note that your medical, dental and life insurance coverage with the Company will commence on the first day of employment. For your reference, information related to Ingersoll Rand benefit plans is attached (Attachment #3: 2013 Benefits Summary).

7.
As an offset to the value that you will forfeit from the Supplemental Executive Retirement Plan (“SERP”) in which you currently participate, you will participate in the Key Management Program (“KMP”) effective on your date of employment. The KMP is a defined benefit pension plan and, as its name denotes, is reserved for a select group of key managers. Your KMP benefit will vest on the fifth anniversary of your start date. For your reference, a brief summary of the Ingersoll Rand KMP is attached along with a projected benefit (Attachment #4: Key Management Program).

8.	You will be eligible for paid vacation, which in your case is four (4) weeks. Vacation days are earned and accrued on a monthly basis each calendar year.

9.	Other Benefits: In addition to the above, as an Officer of Ingersoll Rand, the following programs will be available to you:

a)
Deferred Compensation Plan: You will be eligible to participate in the Ingersoll Rand Executive Deferred Compensation Plan (“EDCP”). The EDCP gives you the opportunity to defer up to 50% of your base salary, up to 100% of your AIM award, and up to 100% of your PSP awards on a pretax basis (except for FICA taxes payable at the time of deferral). Information regarding the EDCP will be emailed to you directly by the plan administrator, Mullin TBG.

b)
Company Car: You will be provided a company automobile in accordance with our Company car policy, which in your case provides an executive automobile with a purchase value of up to $60,000. A portion of the benefit will be imputed to your statement of gross income for tax purposes. For your reference, a brief summary of the Ingersoll Rand Executive Automobile Program is attached (Attachment #5: Executive Automobile Program).

c)
Executive Health: You will also be eligible for the Company's Executive Health Program. For your reference, a brief summary of the Ingersoll Rand Executive Health Program is attached (Attachment #6: Executive Health Program).

d)
Financial Counseling: You are eligible for financial and retirement counseling services through a provider of your choice. These services include tax, estate, and financial planning assistance up to $11,000 for the first year (and final year) and up to $9,000 for each subsequent year. A portion of the cost for these services is imputed to your annual income.

e)
Executive Long-Term Disability: You will be eligible for an enhanced Executive Long-Term Disability (“LTD”) program that covers annual incentive compensation in addition to base salary and provides a greater benefit than offered in the standard group program.

10.
You will be provided with a Change in Control Agreement (“CIC Agreement”), which provides economic security in the event of job loss caused by the sale of all or a substantial part of the Company in the form of cash payments to the participant and enhanced coverage under certain benefit plans. Your severance payment under a Change in Control would be equal to 2.5 times your base salary plus your AIM at target. The actual agreement will be sent to you shortly after you begin employment.

11.
You will be eligible for the Major Restructuring Severance Plan ("Plan"). The Plan provides severance benefits to participants in the event that they experience an involuntary loss of job without cause or for performance within one (1) year after a Major Restructuring has been completed. Attached is a copy of the Plan summary, which provides the definition of a Major Restructuring as well as the other terms (Attachment #7 - Major Restructuring Severance Plan). Based on your role, your severance benefits under the Plan are equal to 2.0 times your current base salary, 2.0 times your current AIM target, and a prorated payout of your AIM award based on time actually worked in the fiscal year of separation (adjusted for Company and individual performance).

After the Major Restructuring Severance Plan has expired, severance will be equal to: a) one year's base salary, paid in cash within 30 days of termination plus, b) prorated AIM in the year of termination adjusted for actual performance up to target and paid in accordance with plan provisions.

12.
You will be eligible for the Company's executive Relocation Program to Davidson, North Carolina. A representative from Cartus will be in touch with you after we receive your acceptance of this offer to explain the program and begin the process.

13.
Based on your role in the Company, you are restricted from transactions involving ordinary shares of Company stock (exercising options, moving in or out of ordinary shares held in company plans, or buying or selling ordinary shares on the open market) except during designated window periods. You will receive communication from the Corporate Secretary when window periods are open along with instructions on how to execute transactions.
This offer is contingent upon your acceptance of the Non-Compete (Attachment #8) and Proprietary Information (Attachment #9) agreements as well as satisfying the Conditions of Offer outlined on page 5. To accept this offer, please sign the attached “Conditions of Offer” form, the Non-Compete agreement, Proprietary Information agreement and return in the enclosed UPS envelope to the attention of Jeff Blair, Vice President of Total Rewards.
Susan, we all believe that you will make a significant contribution to the Company and look forward to you joining our Executive Leadership Team. If you should have any questions about the details of the various plans and benefits above, please feel free to call Marcia Avedon at [Redacted], or Jeff Blair at [Redacted]. For any other questions, please feel free to contact me at [Redacted].

Sincerely,
/s/ Michael W. Lamach
Michael W. Lamach
Chairman and Chief Executive Officer

cc:     Marcia Avedon
Jeff Blair

Attachments:

1)	2013 AIM Program

2)	2013 Long-term Incentive Program

3)	2013 Benefits Summary

4)	Key Management Program

5)	Executive Automobile Program

6)	Executive Health Program

7)	Major Restructuring Severance Plan

8)	Non-Compete Agreement

9)	Proprietary Agreement
10) Letter from Craig Mundy

Conditions of Offer:

This offer is contingent upon the following:

1.	Verification of information signed and submitted in connection with the Ingersoll Rand employment application and authorization for Release of Personal Data Records Information. *

2.	Passing the required drug and alcohol screening. All test results will be handled in strict confidence. *

3.
Providing proof of identity and employment eligibility pursuant to the Immigration Reform and Control Act of 1986 within three (3) working days after the actual commencement of work. After submitting your acceptance of employment, you will be provided with instructions for completing this requirement along with a list of acceptable verification documents.

4.
Understanding and agreement that your employment is to be “at will”. This means that you or the Company, for any reason or no reason, may terminate employment and that nothing in this offer is intended to create a contract of employment for any period of time.

5.	Understanding, agreeing, signing and returning the Non-Compete and Proprietary Information agreements.

6.	Your acceptance and execution of this offer in the space provided below, and its receipt by Jeff Blair, Vice President, Global Compensation and Benefits.

•	Note: Refer to the enclosed letter from Craig Mundy, Vice President, Enterprise Learning and Talent Management (Attachment #10).

CANDIDATE ACCEPTANCE

I accept your offer of employment with Ingersoll Rand as Senior Vice President and Chief Financial Officer and agree to the conditions in the offer letter.

/s/ Susan K. Carter                            8/30/2013
Ms. Susan K. Carter                            Date